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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         COMMISSION FILE NUMBER 1-12188
                                               --------

                            SODEXHO SAVINGS PLUS PLAN
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             (Exact name of registrant as specified in its charter)

9801  WASHINGTONIAN  BOULEVARD,  GAITHERSBURG,  MARYLAND  20878;  (301) 987-4431
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(Address,  including zip code,  and telephone  number,  including  area code, of registrant's principal executive offices)

                 PARTICIPATION INTEREST IN ABOVE-REFERENCED PLAN
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            (Title of each class of securities covered by this Form)

NONE
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(Titles of all other  classes  of  securities  for which a duty to file  reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
                               _                                            _
   Rule 12g-4(a)(1)(i)        |_|               Rule 12h-3(b)(1)(i)        |_|
   Rule 12g-4(a)(1)(ii)       |_|               Rule 12h-3(b)(1)(ii)       |_|
   Rule 12g-4(a)(2)(i)        |_|               Rule 12h-3(b)(2)(i)        |_|
   Rule 12g-4(a)(2)(ii)       |_|               Rule 12h-3(b)(2)(ii)       |_|
                                                Rule 15d-6                 |X|*

Approximate  number of holders of record as of the certification or notice date:  0
            ----

  Pursuant to the requirements of the Securities Exchange Act of 1934, Sodexho Marriott Services, Inc. 401(k) Employees' Retirement Savings Plan and Trust, as successor to the Sodexho Savings Plus Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    By:  SODEXHO MARRIOTT SERVICES, INC.

Date:   JUNE 22, 2000               By:  /S/ ROBERT A. STERN
     ----------------------            ---------------------------------
                                         Robert A. Stern
                                         Senior Vice President & General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* Effective as of April 9, 1999, the Sodexho Savings Plus Plan (the "Plan") was merged into the Sodexho Marriott Services, Inc. 401(k) Employees' Retirement Savings Plan and Trust. As a result, interests in the Plan which constituted securities registered pursuant to the Securities Act of 1933, as amended, (registered on Form S-8, SEC file number 333-63861) no longer exist. Therefore, this Form 15 has been filed to suspend the Plan's duty to file reports under
Section 15(d) of the Securities Exchange Act of 1934, as amended.